Exhibit 99.10

PROTECH HOME MEDICAL CORP.

ANNUAL INFORMATION FORM

for the year ended September 30, 2019

January 20, 2020

TABLE OF CONTENTS

CAUTION REGARDING FORWARD-LOOKING STATEMENTS	1

CURRENCY	2

CORPORATE STRUCTURE	2

Name, Address and Incorporation	2
Intercorporate Relationships	3

GENERAL DEVELOPMENT OF THE BUSINESS	1

Fiscal Year Ended September 30, 2017	1
Fiscal Year Ended September 30, 2018	1
Fiscal Year Ended September 30, 2019	2
Developments Subsequent to the financial year ended September 30, 2019	3
Significant Acquisitions During 2019	3

DESCRIPTION OF THE BUSINESS	3

Company Overview	3
Business Objective	3
Key Performance Drivers	4
Subsidiaries	4
Cycles	6
Economic Dependence	6
Changes to Contracts	7
Employees	7
Foreign Operations	7
Business in the Upcoming Year	7

RISK FACTORS	7

DIVIDENDS	14

CAPITAL STRUCTURE	14

Common Shares	14
Options	15
Restricted Share Units/Deferred Share Units	16
Debentures	17

MARKET FOR SECURITIES	17

Trading Price and Volume	17
Prior Sales	18

ESCROWED SECURITIES AND SECURITIES SUBJECT TO CONTRACTUAL RESTRICTION ON TRANSFER	18

DIRECTORS AND OFFICERS	18

Name, Occupation and Security Holding (as of the date hereof)	18
Biographical Information	19
Cease Trade Orders, Bankruptcies, Penalties or Sanctions	20
Conflicts of Interest	21
Advance Notice Provisionons	21

LEGAL PROCEEDINGS AND REGULATORY ACTIONS	21

Legal Proceedings	21
Regulatory Actions	22

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	22

TRANSFER AGENT AND REGISTRAR	22

MATERIAL CONTRACTS	22

INTERESTS OF EXPERTS	23

AUDIT COMMITTEE INFORMATION	23

Audit Committee Mandate	23
Composition of the Audit Committee	23
Relevant Education and Experience	23
External Auditor Matters	24
Exemptions	25

ADDITIONAL INFORMATION	25

Schedule “A” Audit Committee Charter	26

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This Annual Information Form (“AIF”) contains “forward-looking information” within the meaning of Canadian securities legislation and “forward-looking statements” within the meaning of applicable securities legislation, including the United States Private Securities Litigation Reform Act of 1995. Any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance are not historical facts and may be forward-looking and may involve estimates, assumptions and uncertainties which could cause actual results or outcomes to differ materially from those expressed in the forward-looking statements. These forward-looking statements are made as of the date of this AIF or as of the date of the applicable document from which they are incorporated by reference.

Forward-looking statements relate to future events or future performance and reflect the expectations or beliefs of management of Protech Home Medical Corp. (formerly Patient Home Monitoring Corp.) (the “Company”) regarding future events, and include, but are not limited to, statements with respect to: operating results; profitability; financial condition and resources; anticipated needs for working capital; liquidity; capital resources; capital expenditures; milestones; licensing milestones; information with respect to future growth and growth strategies; anticipated trends in our industry; our future financing plans; timelines; currency fluctuations; government regulation; unanticipated expenses; commercial disputes or claims; limitations on insurance coverage; and availability of cash flow to fund capital requirements.

Forward-looking information is based on the reasonable assumptions, estimates, analysis and opinions of the Company’s management made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors that management believes to be relevant and reasonable in the circumstances at the date that such statements are made, but which may prove to be incorrect. The Company believes that the assumptions and expectations reflected in such forward-looking information are reasonable.

In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “potential”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “will”, “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative of these terms or comparable terminology. By their very nature, forward-looking statements require the Company to make assumptions and are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. A variety of material factors include, among others: credit risks, market risks (including those related to equity, commodity, foreign exchange and interest rate markets), liquidity risks, operational risks (including those related to technology and infrastructure), and risks relating to reputation, insurance, strategy, regulatory matters, legal matters, environmental matters and capital adequacy. Examples of such risk factors include: the Company may be subject to significant capital requirements and operating risks; changes in law, the ability to implement business strategies, growth strategies and pursue business opportunities; state of the capital markets; the availability of funds and resources to pursue operations; decline of reimbursement rates; dependence on few payors; possible new drug discoveries; a novel business model; dependence on key suppliers; granting of permits and licenses in a highly regulated business; competition; difficulty integrating newly acquired businesses; low profit market segments; disruptions in or attacks (including cyber-attacks) on information technology, internet, network access or other voice or data communications systems or services; the evolution of various types of fraud or other criminal behaviour; the failure of third parties to comply with their obligations; the impact of new and changes to, or application of, current laws and regulations; the overall difficult litigation environment, including in the United States; increased competition; changes in foreign currency rates; loss of foreign private issuer status; risks relating to the deterioration of global economic conditions; increased funding costs and market volatility due to market illiquidity and competition for funding; critical accounting estimates and changes to accounting standards, policies, and methods; and the occurrence of natural and unnatural catastrophic events and claims resulting from such events, as well as other general economic, market and business conditions, amongst others, as well as any other risk factors detailed from time to time in the Company’s audited annual financial statements and the Company’s management’s discussion and analysis (“MD&A”). Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. The Company provides no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company does not intend, and do not assume any obligation, to update any forward-looking statements, other than as required by applicable securities laws.

These forward-looking statements are based on the reasonable beliefs, expectations and opinions of management of the Company as of the date of this AIF. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those contained in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There is no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information or forward-looking statements. The Company does not intend, and does not assume any obligation, to update any forward-looking information or forward-looking statements, except as, and to the extent required by, applicable securities laws.

CURRENCY

Unless otherwise indicated herein, references to “$”, “$CDN” or “Canadian dollars” are to Canadian dollars, and references to “US$” or “U.S. dollars” are to United States dollars.

CORPORATE STRUCTURE

Name, Address and Incorporation

The Company was incorporated under the Business Corporations Act (Alberta) on March 5, 1997 under the name 730285 Alberta Inc. and changed its name to VF Capital Ltd. on June 19, 1997, and to Canadian Dental Partners Inc. on August 9, 1999, and to International Health Partners Inc. (“IHP”) on January 25, 2001. Pursuant to a reverse take-over transaction completed on June 1, 2010 by way of a three cornered amalgamation between 0871455 B.C. Ltd., PHM DME Healthcare Inc. (“PHM/DME”) and IHP (the “RTO Transaction”), IHP acquired all of the issued and outstanding shares in the capital of PHM/DME. IHP acquired all of the issued and outstanding shares of Stancap Holdings I Limited (“Stancap”) concurrent with the RTO Transaction (the “SHL Share Exchange”). Upon completion of the RTO Transaction and the SHL Share Exchange, on June 1, 2010, IHP changed its name to Patient Home Monitoring Corp. (“PHM”), as the Company was then called. Pursuant to a Certificate of Continuance filed on December 30, 2013, the Company changed its jurisdiction of governance by continuing from Alberta into British Columbia.

On December 21, 2017, concurrently, but not in connection with, the closing of the Arrangement (as further described below), the Company completed an amalgamation, by way of vertical short-form amalgamation under the Business Corporations Act (British Columbia) (the “BCBCA”), its wholly owned subsidiary, Stancap, (the “Amalgamation”). The Company is the continuing entity as a result of the Amalgamation and maintained its name as Patient Home Monitoring Corp. Pursuant to the Amalgamation, all of the issued and outstanding common shares of Stancap were cancelled, and the assets, obligations and liabilities of Stancap continued as the assets, obligations and liabilities of the Company. Where the term “Company” is used herein in the context of describing the Company’s assets and business, it may include its predecessor, PHM, prior to completion of the Amalgamation, as the context requires. When the term “Common Shares” is used herein, it may include the shares in the capital of the Company’s predecessor, PHM, prior to completion of the Amalgamation, as the context requires. On May 4, 2018, the Company changed its name from PHM to Protech Home Medical Corp.

Trading of the consolidated shares of PHM upon completion of the RTO Transaction commenced on the TSX Venture Exchange (the “TSX-V”) on June 8, 2010 under the stock symbol “PHM”.

Following completion of the Arrangement, the shares of the Company commenced trading on the TSX-V on December 22, 2017 under the stock symbol “PHM”. Concurrent with the completion of the Consolidation (as defined below), the Company’s stock symbol was changed to “PTQ”.

On December 31, 2018, the Company effected a consolidation (the “Consolidation”) of the common shares in the capital of the Company (each, a “Common Share”) on the basis of one (1) post-Consolidation Common Share for every five (5) pre-Consolidation Common Shares.

On May 4, 2018, the Company changed its name from “Patient Home Monitoring Corp.” to “Protech Home Medical Corp.”.

The Company’s head office is located at 1019 Town Drive, Wilder, Kentucky 41076, and its registered office is located at 2800 Park Place, 666 Burrard Street, Vancouver, British Columbia V6C 2Z7.

Intercorporate Relationships

The following chart illustrates the Company’s corporate structure, including details of the jurisdiction of formation of each subsidiary.

Protech Home Medical Corp. (British Columbia)
PHM Services Inc. (Delaware)
Patient Home Monitoring, Inc. (Washington)
PHM Logistics Corporation (Delaware)
Central Oxygen, Inc. (Indiana)
Riverside Medical, Inc. (Tennessee)
Cooley Medical Equipment, Inc (Kentucky)
Acadia Medical Supply, Inc. (Maine)
Resource Medical, Inc. (South Carolina)
Resource Medical Group, LLC (South Carolina)
Resource Medical Group of Charleston, LLC (South Carolina)
Care Medical Partners LLC (Georgia)
Care Medical of Athens, LLC (Georgia)
Care Medical Atlanta, LLC (Georgia)
Care Medical of Augusta, LLC (Georgia)
Care Medical of Gainesville, LLC (Georgia)
Care Medical Savannah, LLC (Georgia)
Black Bear Medical Group, Inc. (Maine)
Black Bear Medical, Inc. (Maine)
Coastal Med-Tech Corp. (Maine)
Black Bear Medical NH, Inc. (New Hampshire)
West Home Health Care, Inc. (Virginia)
Legacy Oxygen & Home Care Equipment, LLC (Kentucky)
Patient Aids, Inc. (Kentucky)

GENERAL DEVELOPMENT OF THE BUSINESS

Fiscal Year Ended September 30, 2017

On January 11, 2017, the Company entered into an arrangement agreement (the “Arrangement Agreement”), as amended on October 31, 2017, with its then wholly-owned subsidiary, Viemed Healthcare, Inc. (“Viemed”), pursuant to which it proposed to complete a court approved plan of arrangement (the “Arrangement”) under the BCBCA whereby the Company would spin-out its then wholly-owned sleep management business, being the Sleep Subsidiaries, to be a newly formed non-affiliated company. Further details in respect of the Arrangement are set out below.

On January 11, 2017, the Company and Viemed entered into an asset purchase agreement (the “Asset Purchase Agreement”), as amended on October 31, 2017, and PHM Logistics Corporation (“PHM Logistics”), an indirect wholly-owned subsidiary of the Company, and Viemed, Inc. (“Viemed Holdco”), a company existing under the laws of the State of Delaware and a wholly-owned subsidiary of PHM Logistics, entered into a share purchase agreement (the “Share Purchase Agreement”, and, together with the Asset Purchase Agreements, the “Purchase and Sale Agreements”), as amended, pursuant to which the Company and Viemed agreed to affect a reorganization. Further details in respect of the reorganization are set out below.

Fiscal Year Ended September 30, 2018

Arrangement

At an annual and special meeting of the Company’s holders of Common Shares (the “Shareholders”) and holders of options (each, an “Option”) to purchase Common Shares (the “Optionholders”) held on December 15, 2017 (the “Meeting”), the Shareholders and Optionholders voted to approve, by 99.992% of the votes cast, the Arrangement between the Company and Viemed.

On December 20, 2017, the Company received the final order of the Supreme Court of British Columbia approving the Arrangement. On December 21, 2017, the Company completed the Arrangement under the provisions of Division 5 of Part 9 of the BCBCA, pursuant to which the Company completed a spin-out of Viemed pursuant to the Arrangement Agreement.

As a result of the Arrangement, among other things, the Shareholders as of close of business on December 21, 2017 received one new Common Share (each, a “New PHM Share”) and one-tenth of one common share in the capital of Viemed (the “Viemed Shares”) for each Common Share held by such Shareholder immediately before the completion of the Arrangement (the “Effective Time”). Also in connection with the Arrangement: (a) for each Option held, each Optionholder that remained employed or engaged by the Company upon completion of the Arrangement received one new Option to purchase from the Company one New PHM Share (each, a “New PHM Option”) and each Optionholder employed or engaged by Viemed received one New PHM Option (which expired on March 22, 2018) and one-tenth of one option to purchase from Viemed one Viemed Share; and (b) for each common share purchase warrant to purchase Common Shares of the Company (each, a “Warrant”) held, each warrantholder received one Warrant to purchase from the Company one New PHM Share and one-tenth of one warrant to purchase from Viemed one Viemed Share.

As a result of the Arrangement, the Company’s business separated into two companies:

•	the Company, a Durable Medical Equipment company that specializes in delivering and servicing home-based medical equipment, including oxygen therapy, sleep apnea treatment and mobility equipment; and

•	Viemed, a provider of equipment and home therapy to service patients with various respiratory diseases including Chronic Obstructive Pulmonary Disorder and Chronic Respiratory Failure and other neuromuscular diseases.

The description of the Arrangement Agreement, both above and elsewhere in this AIF, is a summary only, is not exhaustive and is qualified in its entirety by reference to the terms of the Arrangement Agreement, which may be found under the Company’s profile on SEDAR at www.sedar.com.

Reorganization

Immediately before the completion of the Arrangement, in accordance with the terms of the Purchase and Sale Agreements, the Company and Viemed affected the reorganization whereby: (i) PHM Logistics transferred all of its equity interests in Sleep Management, L.L.C. and Home Sleep Delivered, L.L.C. (together, the “Sleep Subsidiaries”), (ii) all of the common stock in the authorized capital of Viemed Holdco (the “Viemed Holdco Shares”) were transferred to the Company through a series of distributions by the Company’s wholly-owned subsidiaries to their direct shareholders, with the final distribution to the Company as a return of paid-up capital; and (iii) the Company contributed to Viemed the Viemed Holdco Shares on an “as is, where is” basis in exchange for all of the issued and outstanding Viemed Shares.

The description of the Purchase and Sale Agreements, both above and elsewhere in this AIF, is a summary only, is not exhaustive and is qualified in its entirety by reference to the terms of such agreements, which may be found under the Company’s profile on SEDAR at www.sedar.com.

Name Change

On May 4, 2018, the Company changed its name from Patient Home Monitoring Corp. to Protech Home Medical Corp. as part of the Company’s makeover.

In September 2018, the Company completed the acquisition of Coastal Med Tech Inc. (“CMT”), a top provider of respiratory services to patients in the Northeast market where the Company’s Black Bear Medical division operates.

Fiscal Year Ended September 30, 2019

On November 2, 2018, the Company completed a bought deal private placement offering with Beacon Securities Limited (“Beacon”), whereby Beacon purchased 28,248,000 Common Shares of the Company at a price of $0.12 per Common Share (the “Issue Price”), for gross proceeds to the Company of $3,389,760, which included 3,248,000 Common Shares issued as a result of the partial exercise of the over-allotment option. The Company also completed a non-brokered private placement of Common Shares of the Company at the Issue Price with insiders for gross proceeds to the Company of $1,100,000.

In the first fiscal quarter of 2020, the period ending December 31, 2018, the Company completed the acquisitions of Riverside Medical, Inc. (“Riverside Medical”) and Central Oxygen, Inc. (“Central Oxygen”). Riverside Medical is a provider of superior home respiratory services and equipment throughout West Tennessee, Southern Middle Tennessee and Northern Mississippi. The Riverside Medical acquisition was the Company’s first entry into the State of Tennessee, which neighbors the Company’s two largest business units and gave it immediate access to the insurance contracts necessary to serve patients within the state. Central Oxygen is also focused on the respiratory business and is located in up-state Indiana. The acquisition allowed the Company to expand its current operations in Indiana from a geographic perspective and brought additional insurance contracts into the Company’s domain.

On March 7, 2019, he Company completed a bought deal private placement of 8.0% unsecured convertible debentures (the “2019 Debentures”), through a syndicate of underwriters led by Beacon, and including Canaccord Genuity Corp. and Haywood Securities Inc., for gross proceeds to the Company of $15 million, including the full exercise of the underwriters' option. The 2019 Debentures bear interest from the date of closing at a rate of 8.0% per annum, payable semi-annually in arrears on the last day of June and December in each year and will mature on March 7, 2024 (the “Maturity Date”). The principal amount of the 2019 Debentures are convertible into Common Shares at the option of the holder at any time prior to the close of business on the last business day immediately preceding the Maturity Date at a conversion price of $1.30 per Common Share, subject to certain acceleration provisions.

On April 30, 2019 the Company redeemed its 7.5% non-convertible unsecured subordinated debentures due December 31, 2019 (the “2014 Debentures”), representing a redemption in full of all of the currently outstanding 2014 Debentures.

On May 3, 2019, the Company discovered it was subject to a cyberscam breach of its email system. The unlawful intrusion into one employee’s account, led to fraudulent banking information being relayed regarding a planned wire transfer of CAD $9.2 million toward the redemption of the Company’s 2014 Debentures. In early September, 2019, CAD$8.6 million of the misappropriated funds pursuant to the cyberscam incident were returned to the Company by the bank of the perpetrator pursuant to a final Garnishee Order Absolute from a Court of Hong Kong.

In July 2019, the Company sold substantially all of the assets of its only non-core asset, wholly-owned Patient Home Monitoring, Inc. (“PHM Inc.”). The cash consideration at close was approximately CAD$4.5 million. PHM Inc. accounted for approximately less than 5% of total consolidated revenues and was no longer consistent with the corporate initiatives of the Company.

Developments Subsequent to the financial year ended September 30, 2019

In October 2019, the Company completed the acquisition of Cooley Medical Equipment, Inc. (“CME”), a company based in Kentucky. CME is a leader and top provider of respiratory services in Eastern and Central Kentucky with six locations that, when combined with the Company’s current operations, will significantly expand the Company’s geographical footprint. In December 2019, the Company completed the acquisition of Acadia Medical, Inc. (“AMI”), a company based in Maine. AMI is a leader and top provider of respiratory services in the State of Maine. It currently has four locations and will allow Company to further expand its geographical footprint and provide a larger number of services in the State of Maine.

Significant Acquisitions During 2019

During 2018 the Company did not complete any significant acquisitions during its most recently completed financial year for which disclosure is required under Part 8 of National Instrument 51-102 – Continuous Disclosure Obligations ( “NI 51-102”) of the Canadian Securities Administrators.

DESCRIPTION OF THE BUSINESS

Company Overview

The Company’s main revenue source is in providing in-home monitoring equipment and supplies, providing durable medical equipment and providing disease management services to patients in the United States.

Business Objective

The Company provides in-home monitoring and disease management services for patients in the United States healthcare market. The Company seeks to continue to expand its offerings to include the management of several chronic disease states focusing on patients with heart or pulmonary disease, sleep apnea, reduced mobility and other chronic health conditions requiring home-based services in the United States. The initial service line includes providing in-home monitoring equipment, supplies and services to patients in the United States. The primary business objective of the Company is to create shareholder value by continuing to offer a broader range of services to patients in need of in-home monitoring and chronic disease management, as well as acquiring other companies operating in the United States healthcare service and product sectors. The Company’s organic growth strategy is aggregate patients in existing or complimentary markets, through both acquisitions and taking market share directly from competitors, as well as its technology investment plans, whereby the Company plans to leverage technology to increase patient compliance by making ongoing training and patient follow up easier on the patient and improve the speed and ease of equipment and device delivery and set-up.

Key Performance Drivers

The Company’s revenue lines are based on fulfilling prescriptions for services and products for patients that suffer from chronic illness. The growing niche market of home monitoring provides significant opportunity to garner market share, and may require the ongoing deployment of up-front capital to purchase monitoring and treatment equipment. The Company is currently well positioned to acquire the equipment necessary to grow its annuity stream businesses.

Subsidiaries

The business of each of the Company’s material subsidiaries is discussed below.

PHM Logistics Corporation (formerly Healthcare Logistics Corporation)

The PHM Logistics platform provides the Company with supply chain management, regulatory device reporting and home delivery of healthcare devices. As PHM Logistics grows to serve an increasing volume of patients, there is increased complexity in ordering, managing and delivering both devices and consumables to patients in numerous locations testing on different schedules. PHM Logistics’ focus is to continue and improve the logistics support for the Company. In order to support the Company’s numerous acquisitions, PHM Logistics has become the holding company for several of the Company’s acquired subsidiaries.

Resource Medical Group, LLC and Resource Medical Group of Charleston, LLC

Resource Medical Group, LLC and Resource Medical Group of Charleston, LLC (collectively, “Resource Medical”) are South Carolina limited liability companies, acquired by the Company in January 2014, which offer an array of durable medical equipment focused on pulmonary disease services, home-based sleep apnea and chronic obstructive pulmonary disease (“COPD”) treatments, as well as home-based healthcare logistics and services.

Resource Medical has locations in North Charleston, Duncan, Myrtle Beach, Columbia and Beaufort with developed patient databases and relationships. Resource Medical have a strong presence in South Carolina and an expansive product offering, including the following: bariatric equipment, bathroom safety products, Bi-level PAP (bilevel positive airway pressure), canes/crutches, continuous positive airway pressure (“CPAP”) and CPAP masks and accessories, hospital beds, humidifiers, nebulizer and compressors, oxygen concentrator, patient lifts, walkers, wheelchairs, and products for wound care. The demand for these items is expected to grow as the United States population continues to age and chronic diseases among those aged 65 and over continue to increase.

Care Medical Partners LLC

Care Medical Partners LLC (“CMP”), which was acquired by the Company in June 2014 and consists of Care Medical of Athens, Inc., Care Medical Atlanta, LLC, Care Medical of Augusta, LLC, Care Medical of Gainesville, LLC, and Care Medical Savannah, LLC, focuses on CPAP and sleep apnea equipment and supplies, mobility equipment, oxygen and other related equipment and medical supplies. Licensed to do business in Georgia and South Carolina and located throughout Georgia, CMP has added to the Company’s product and service line in a key location, increasing access to patients. CMP has locations in Athens, Gainesville, Augusta, Duluth, and Savannah to reach patients across Georgia also has a developed patient database and relationships. Providing both home and hospital delivery, CMP provides medical supplies, medical equipment in addition to mobility equipment and respiratory equipment.

Black Bear Medical, Inc., Black Bear Medical North, Inc. and Black Bear Medical NH, Inc.

In January 2015, the Company acquired Black Bear Medical, Inc., Black Bear Medical North, Inc. and Black Bear Medical NH, Inc. (collectively, “BBM”), which are licensed to do business in Maine and New Hampshire. BBM specializes in home-based healthcare services, including mobility solutions, and other durable medical equipment. These entities have widened the Company’s reach to upper east coast patients in Maine and New Hampshire, strengthening its geographic presence and increasing its offerings.

West Home Healthcare, Inc.

The Company acquired West Home Healthcare, Inc. (“WHHC”), a company based and licensed in Virginia in March 2015. WHHC is a company focused on providing home-based healthcare services, including mobility solutions for the home. WHHC has served tens of thousands of patients in Virginia offering home accessibility products and services, including bath safety and patient lifts. As patients become immobile, they require more than a power mobility wheelchair. They also need home modifications to assist with their chronic conditions. WHHC added an additional product line of services for patients with mobility-related conditions, which has good cross-sell potential with the Company’s patients in South Carolina, Georgia, Florida, Maine and New Hampshire.

Legacy Oxygen & Home Care Equipment, LLC

The Company acquired Legacy Oxygen & Home Care Equipment, LLC (“Legacy”) in May 2015. Legacy is a regionally focused company, licensed to do business in Kentucky, Tennessee and Illinois, offering home-based medical equipment and services for patients with chronic pulmonary conditions across multiple locations in Kentucky.

Patient-Aids, Inc.

The Company acquired Patient-Aids, Inc. (“Patient-Aids”), a high growth and high margin, profitable Ohio-based company focused on providing home-based healthcare services. Patient-Aids has, since 1982, been a dominant business in their region being licensed to do business in Ohio, Kentucky and Indiana. Its product lines and services focus on treating patients with chronic power mobility conditions, respiratory conditions, and patients requiring traditional durable medical home based equipment.

Cooley Medical Equipment, Inc.

CME is a participating Medicare provider that provides (i) nebulizers, oxygen concentrators, and CPAP and BiPAP units, (ii) traditional and non-traditional durable medical respiratory equipment and services, and (iii) non-invasive ventilation equipment, supplies and services. CME presently has six locations based in Eastern and Central Kentucky. CME is considered one of Kentucky’s largest home medical equipment and medical service providers. The firm also has strong participation in a number of insurance plans including Medicare, Medicaid and private insurers Anthem, Humana and United Healthcare, as examples.

Acadia Medical Supply, Inc.

AMI is a participating Medicare provider that provides (i) power mobility equipment, vehicle lifts, nebulizers, oxygen concentrators, and CPAP and BiPAP units, (ii) traditional and non-traditional durable medical equipment respiratory and durable medical equipment and services, and (iii) non-invasive ventilation equipment and supplies. It currently has four locations and is well positioned to allow the Company to further expand its geographical footprint and provide a larger number of services in the State of Maine.

Specialized Skills and Knowledge

The Company employs a team of respiratory therapists to provide the services enumerated above. Each respiratory therapist is required to be state licensed, either as a Registered Respiratory Therapist and/or Certified Respiratory Therapist. The Company encourages and reimburse its respiratory therapists for pursuing the additional certification level of COPD Educator, which enhances the work that may be done with patients in and out of the hospital environment. Its clinical team manages patients that use its services that range from nebulizers to invasive ventilation.

The Company also employs a team of Assistive Technology Professionals (“ATP”) who provide customized mobility and bath safety equipment for patients. Its ATPs are certified through NRRTS (National Registry of Rehabilitation Technology Suppliers) and RESNA (Rehabilitation Engineering and Assistive Technology Society of North America). Part of the ATP team has gone further in their education to receive certifications that allow them to specialize in areas within complex rehabilitation.

The Company’s employees receive ongoing training that relates to the healthcare delivery system allowing the employees to have a complete understanding of the services that the Company provides to its patients.

Competitive Conditions

The Company has physical operations in 10 states. The Company participates in a highly competitive market, which may become more competitive as new players enter. Certain competitors have vertically integrated manufacturing and services sectors of the market. While most of the DME distributor industry is fragmented into small regional players, there are some noteworthy companies that have an acquisitive strategy similar to the Company. Within these markets the nationally based companies such as Lincare, Apria, Rotech, Adapt Healthcare and Aerocare are the competitors that the Company faces more consistently.

New Products

The Company plans to expand service lines across each of its subsidiaries that does not have a complete service offering found in other subsidiaries. As an example, BBM does not currently offer any respiratory services but it does have the necessary certifications and/or state licensing to provide such services. The objective would allow BBM to provide these services to the same patient population that they currently serve for mobility care, but who have to go to another equipment provider to secure their respiratory needs.

The Company plans to investigate and consider additional services that would complement the services already offered by its subsidiaries that would serve the current patient population and/or help the Company break into new segments of the regional populations it covers.

Components

The Company has strong relationships with its suppliers and has gained a lot of purchasing power as a result of being a member of two purchasing groups (VGM and The MedGroup) that help secure very competitive pricing. It has quarterly business reviews with its top vendors and is an early adopter of their new product introductions. There are few manufacturers of equipment which can be used for home monitoring of patients on anticoagulants. The emerging nature of the market presents risks that vendors may not be able to provide equipment to satisfy demand. The Company participates in test pilots that help it understand what new technologies are available and will continue to do so in order to identify steps it may need to take to be the industry leader.

Cycles

The calendar year is influential throughout the American health system due to the need for most patients to meet their deductibles as part of their insurance plans. These deductibles are generally met in the second half of the year, unless there is an immediate need for the treatment prescribed.

The industry is also influenced by weather changes or events. When the weather turns cold, more respiratory needs are experienced. If significant weather events occur (such as hurricanes, massive tornadoes, etc.), it leads to a demand for replacement equipment. Unique situations can arise from a business unit branch. Two such examples come from the Company’s Prothrombin Time International Normalized Ratio (“PTINR”) business and BBM.

The Company’s fiscal Q1 tends to see a decrease in enrollments due to weather, office closings and holiday hours providing fewer opportunities to train patients. The demand is constant for testing; the availability of training of patients is impacted as described.

With complex rehabilitation, BBM typically sees the best reimbursement from September to February largely due to the involvement of school therapists and physician practices as their patient base expands with the beginning of the school year.

Economic Dependence

The Company earns revenues by seeking reimbursement from Medicare and private health insurance companies, with the Medicare program of the United States government being the primary entity making payments. If the Medicare program were to slow payments of the Company receivables for any reason, the Company would be adversely impacted.

Changes to Contracts

The Centers for Medicare & Medicaid Services (“CMS”) policies of health insurance for Medicare in the United States may affect the amount of revenue the Company receives.

Employees

As at September 30, 2019, the Company had a total of 383 employees. In addition, the Company has staff augmentation arrangements with global partners.

Foreign Operations

As at the date hereof, the Company conducts all of its operations through its subsidiaries, which operate exclusively in the United States and together have a service coverage area of 10 states.

Business in the Upcoming Year

On the reimbursement front, the CMS oversees a competitive bidding program covering DME, the process in which a Medicare supplier provides DME products to Medicare beneficiaries. Pursuant to the CMS, beginning in 2021, a new competitive bidding process known as Round 2021 will be launched by the CMS, covering contracts running from January 1, 2021 to December 31, 2023. Bids for Round 2021 were to be submitted by September 2019. Results of providers selected for providing services is expected to be made public in 2020. As part of the bidding process CMS has announced an intention to introduce new reimbursement rates. The current trend in the healthcare industry is for health systems to opt for a bundled payment model for Medicare joint replacement patients. Comprehensive Care for Joint Replacement targets the most common inpatient procedures for Medicare beneficiaries such as hip and knee replacements. This provides an opportunity for providers like CMP, Resource Medical, Patient-Aids and BBM to contract with health systems directly to provide equipment to the patient with the hospital being the payer. This model is expected to remove the burden of documentation and claims processing for equipment and allow the provider to operate much more efficiently. It is expected that it would also provide opportunities to further strengthen the Company’s position in and further entrench it within the healthcare system and market in the United States. Additionally, Congress in the United States is reviewing a reverse in recent CMS cuts for oxygen and sleep related services that could potentially raise the profitability on these services.

The Patient Protection and Affordable Care Act (the “ACA”) and the insurance exchanges within many states has seen major insurers abandon the exchanges due to the poor results of obtaining the right mix of healthy and non-healthy patients into the exchange pools. This is driving costs up for the consumer and insurance agencies have reported huge losses. The positive comes from Medicare Advantage programs that continue to grow in popularity for people who are 65 years of age and older and can afford supplemental insurance that helps to cover the costs of their healthcare.

RISK FACTORS

The following major risk factors should be given special consideration when evaluating trends, risks and uncertainties relating to the Company’s business. Any of the following risk factors could cause circumstances to differ materially from those described in forward-looking statements relating to the Company, and could have a material adverse effect upon the Company, its business and future prospects. Although the following are major risk factors identified by management, they do not comprise a definitive list of all risk factors related to the Company. In addition, other risks and uncertainties not presently known by management could impair the Company and its business in the future.

Future Sales of Shares by Existing Shareholders

Sales of a large number of the Common Shares in the public markets, or the potential for such sales, could decrease the trading price of the Common Shares and could impair the Company’s ability to raise capital through future sales of the Common Shares. The Company may from time to time have previously issued securities at an effective price per share which will be lower than the market price of the Common Shares. Accordingly, certain shareholders of the Company may have an investment profit in the Common Shares that they may seek to liquidate.

Market Price of the Shares

The Common Shares are currently listed and posted for trading on the TSX-V. Securities of small-cap and healthcare companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include macroeconomic developments in North America and globally, and market perceptions of the attractiveness of particular industries. The price of the Common Shares is also likely to be significantly affected by short-term changes in cost of goods, or in financial condition or results of operations of the Company. Other factors unrelated to the performance of the Company that may have an effect on the price of the Common Shares include the following: the extent of analytical coverage available to investors concerning the business of the Company may be limited if investment banks with research capabilities do not follow the Company’s securities; lessening in trading volume and general market interest in the Company’s securities may affect an investor’s ability to trade significant numbers of the Common Shares; the size of the Company’s public float may limit the ability of some institutions to invest in the Company’s securities; and a substantial decline in the price of the Common Shares that persists for a significant period of time could cause the Company’s securities, if listed on an exchange, to be delisted from such exchange, further reducing market liquidity.

As a result of any of these factors, the market price of the Common Shares at any given point in time may not accurately reflect the long-term value of the Company. Securities class-action litigation often has been brought against companies following periods of volatility in the market price of their securities. The Company may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management’s attention and resources.

Dilution

The Company may require additional funds in respect of the further development of the Company’s business. If the Company raises funds by issuing additional equity securities, such financing will dilute the equity interests of its shareholders.

Limited History of Operations

The Company has a limited history of operations. There can be no assurance that the business of the Company and/or its subsidiaries will be successful and generate, or maintain, any profit.

Novel Business Model

Home monitoring of patients on anticoagulants is a relatively new business, making it difficult to predict market acceptance, development, expansion and direction. The home monitoring services to be provided by the Company represent a relatively new development in the United States healthcare industry. Accordingly, adoption by patients and physicians can require education, which can result in a lengthy sales cycle. The market may take time to develop. Physicians and/or patients may be slow to adopt new methods. The development of the Company’s home monitoring business is dependent on a number of factors. These factors include: the Company’s ability to differentiate the Company’s services from those of the Company’s competitors; the extent and timing of the acceptance of the Company’s services as a replacement for, or supplement to, traditional methods of servicing and monitoring patients; the effectiveness of the Company’s sales and marketing and engagement efforts with customers and their health plan participants; the Company’s ability to provide quality customer service, as perceived by patients and physicians.

Because the monitoring business is evolving, the Company may not be able to anticipate and adapt to the developing market. Moreover, the Company cannot predict with certainty the future growth rate or the ultimate size of the market.

Reimbursement Rates May Decline

Reimbursement for services to be provided by the Company come primarily from Medicare and private health insurance companies. The reimbursement rates offered are outside the control of the Company. Reimbursement rates in this area, and much of the United States health care market in general, have been subject to continual reductions as health insurers and governmental entities attempt to control health care costs. The extent and timing of any reduction in reimbursement rates cannot be predicted by the Company.

Reductions in reimbursement rates can have a material impact on the profitability of the Company’s operations. A reduction in reimbursement may be unrelated to any concurrent decline in the cost of operations, thereby resulting in reduced profitability. The Company’s costs of operations could increase, but the cost increases may not be passed on to customers because reimbursement rates are set without regard to the cost of service.

Loss of Competitive Bids

On the reimbursement front, the CMS oversees a competitive bidding program covering DME, the process in which a Medicare supplier provides DME products to Medicare beneficiaries. Pursuant to the CMS, beginning in 2021, a new competitive bidding process known as Round 2021 will be launched by the CMS, covering contracts running from January 1, 2021 to December 31, 2023. It is possible that the Company may not be selected in some or all the Competitive Bidding Area (CBA) that is has bid for. It is also possible that the Company may not be selected for some or all of the product categories that it has bid more. Non-selection for CBA and/or product category may result in loss of revenue and referral sources.

Dependence Upon Relationships With Key Suppliers

There are few manufacturers of equipment which can be used for home monitoring of patients on anticoagulants. There is the possibility that a new meter will encounter difficulties or “bugs” when first sent to market, and that initial technical support costs may be higher than for more well-established meters. Even if the Company switches to other competing meters, they may also encounter technical difficulties or regulatory issues. The emerging nature of the market presents risks that suppliers may not be able to provide equipment to satisfy demand. Demand may outstrip supply, leading to equipment shortages. Conversely, incorrect demand forecasting could lead to excess inventory. The industry is subject to a high level of regulatory scrutiny, and government or manufacturer recalls could adversely affect the Company’s ability to provide monitoring services and achieve revenue targets.

Inadequate supply could impair the Company’s ability to attract new business and could create upward pricing pressure on equipment and supplies, adversely affecting margins for the Company. Several equipment manufacturers are pursuing a strategy of vertical integration, and should the Company ever need to order equipment from those manufacturers, such equipment may not be available on favourable terms.

Reliance Upon Few Payers

The Company earns revenues by seeking reimbursement from Medicare and private health insurance companies, with the Medicare program of the United States government being the primary entity making payments. If the Medicare program were to slow payments of the Company receivables for any reason, the Company would be adversely impacted. In addition, both governmental and private health insurance companies may seek ways to avoid or delay reimbursement, which could adversely affect cash flow and revenues for the Company.

Government Regulation

Some operations of the Company require certain licences and permits from the authorities in the United States. The ability of the Company and its subsidiaries to obtain, sustain or renew any such licences and permits on acceptable terms is subject to changes in regulations and policies and to the discretion of the applicable authorities or other governmental agencies. There is no guarantee that the Company will meet these conditions.

The Company is subject to regulation from United States federal and state authorities. Regulatory action could disrupt the Company’s ability to provide services. Such regulatory action could come in the form of actions against manufacturers, unrelated to the Company’s conduct, or actions based upon the Company’s operation. Regulatory action could prevent or delay reimbursement for certain services.

There could also be legislative action that could adversely affect the Company’s business model, including, without limitation: a decision by the United States government to become the exclusive provider of health care services at some time in the future; changes in United States federal or state laws, rules, and regulations, including those governing the corporate practice of medicine, and fee splitting; and changes in the United States Anti-Kickback Statute and Stark Law and/or similar state laws, rules, and regulations. Conversely, budgetary problems in the United States could lead to reduced funding, substantial modification or elimination of Medicare programs, which would end reimbursement for many patients. There can be no assurance that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail the business of the Company. Amendments to current laws and regulations could have a substantial adverse impact on the Company.

CMS policies of health insurance for Medicare in the United States may affect the amount of revenue the Company receives. The Company is subject to risk that reimbursement rates for its services from both federal and private payers will decline over time. Reimbursement from federal programs is subject to constant regulatory review and increasing audits by federal authorities, the effect of which may be to increase costs of service and delay or affect reimbursement, which could negatively impact cash flow and/or revenue. Audits may be costly and time consuming, and could delay cash flow, even if the Company acted properly in all respects.

The policies of health insurance carriers in the United States may affect the amount of revenue the Company receives.

Highly Competitive Market

The industry in which the Company operations is a highly competitive market and may become more competitive as new players enter. Certain competitors will be subsidiaries or divisions of larger, much better capitalized companies. Certain competitors will have vertically integrated manufacturing and services sectors of the market. The Company may have less capital and may encounter greater operational challenges in serving the market. Better capitalized competitors may also be expected to borrow money or raise debt to purchase equipment more easily than the Company.

New Drug Discovery

Current anticoagulants have been on the market for many years. New pharmaceutical compounds could be discovered and approved for sale that do not require monitoring of coagulation levels in patients, making home monitoring unnecessary at some point in the future.

Technological advances in patient care, improved pharmaceutical products that do not require anticoagulation monitoring or with lesser side effects and technological advances in equipment or changes in patient management practices could severely reduce demand for the Company’s services. The United States Food and Drug Administration (“FDA”) has already approved three drugs where no anticoagulation monitoring is mandated, and there may be additional approvals in the future. In addition, the approved drugs may gain market share over time. There may also be advances in or FDA approval of medical devices designed to manage anticoagulation.

Low Profit Market Segments

Where the Company provides services to a patient who does not use a meter often or for an extended period of time, profitability may be unlikely in respect of that patient. Also, certain patients may have a personal preference to travel to a lab for testing rather than self-testing. In these cases, the Company may not have a meter with the patient long enough to recoup costs. Where the Company owns the meter, the failure of the patient to return the meter to the Company may impact profitability. Legal costs of bringing an action to obtain return of a meter may exceed the value of the machine, leading to losses with certain patient populations even under a favourable reimbursement environment.

Foreign Subsidiaries

The Company conducts all of its operations through its United States subsidiaries. Therefore, to the extent of these holdings, the Company (directly and indirectly) is dependent on the cash flows of these subsidiaries to meet its obligations. The ability of such subsidiaries to make payments to their parent companies may be constrained by the following factors: the level of taxation, particularly corporate profits and withholding taxes, in the jurisdiction in which each subsidiary operates; and the introduction of exchange controls or repatriation restrictions or the availability of hard currency to be repatriated

Attraction and Retention of Key Personnel Including Directors

The Company has a small management team and the loss of a key individual or inability to attract suitably qualified staff could have a material adverse impact on the business of the Company. The Company may also encounter difficulties in obtaining and maintaining suitably qualified staff. The success of the Company depends on the ability of management to interpret market data correctly and to interpret and respond to economic, market and other conditions in order to locate and adopt appropriate opportunities. No assurance can be given that individuals with the required skills will continue employment with the Company or that replacement personnel with comparable skills can be found. The Company is dependent on the services of key executives, including the directors of the Company (the “Board”) and a small number of highly skilled and experienced executives and personnel. Due to the relatively small size of the Company, the loss of these persons or the Company’s inability to attract and retain additional highly skilled employees may adversely affect its business and future operations.

Growth Management

The Company may have difficulty identifying or acquiring suitable acquisition targets and maintaining the organic growth which is a significant aspect of its business model. If it is unable to manage growth, the Company may be unable to achieve its expansion strategy, which could adversely impact its earnings per share and its revenue and profits.

Dividends

The Company currently intends to retain future earnings to finance the operation, development and expansion of its business. The Company does not anticipate paying cash dividends on the Common Shares in the foreseeable future. Payment of future cash dividends, if any, will be at the discretion of the Board and will depend on the Company’s financial condition, results of operations, contractual restrictions, capital requirements, business prospects and other factors that the Board may consider relevant. Accordingly, investors will only see a return on their investment if the value of the Common Shares appreciates.

Discretion in the Use of Available Funds

Management has broad discretion concerning the use of the Company’s available funds as well as the timing of expenditures. As a result, shareholders and investors will be relying on the judgment of management for the application of the available funds of the Company. Management may use the available funds in ways that an investor may not consider desirable. The results and the effectiveness of the application of the available funds are uncertain. If the available funds are not applied effectively, the Company’s results of operations may suffer.

Potential Conflicts of Interest

There are potential conflicts of interest to which some of the directors and officers of the Company may be subject in connection with the operations of the Company and situations may arise where the directors and officers may be in direct competition with the Company. Conflicts of interest, if any, which arise may be subject to and be governed by procedures prescribed by the BCBCA which require a director or officer of a corporation who is a party to or is a director or an officer of or has a material interest in any person who is a party to a material contract or proposed material contract with the Company to disclose his interest and to refrain from voting on any matter in respect of such contract unless otherwise permitted under the BCBCA. Any decision made by any of such directors and officers involving the Company should be made in accordance with their duties and obligations to deal fairly and in good faith with a view to the best interests of the Company and its shareholders.

Insurance and Uninsured Risks

The Company’s business is subject to a number of risks and hazards generally, including general liability. Such occurrences could result in damage to property, inventory, facilities, personal injury or death, damage to the properties of the Company, or the properties of others, monetary losses and possible legal liability.

The Company may be subject to product liability and medical malpractice claims, which may adversely affect its operations. The industry in which the Company operates is highly regulated, and it may be subject to regulatory scrutiny for violations of regulations and laws. The Company could be adversely affected by the time and cost involved with regulatory investigations even if it has operated in compliance with all laws. Investigations could also adversely affect the timely payment of receivables.

Although the Company maintains insurance to protect against certain risks in such amounts as it considers to be reasonable, its insurance will not cover all the potential risks associated with its operations. The Company may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. The Company might also become subject to liability which may not be insured against or which the Company may elect not to insure against because of premium costs or other reasons. Losses from these events may cause the Company to incur significant costs that could have a material adverse effect upon its financial performance and results of operations.

Additional Capital

The development and the business (including acquisitions) of the Company may require additional financing, which may involve high transaction costs, dilution to shareholders, high interest rates or unfavorable terms and conditions. Failure to obtain sufficient financing may result in the delay or indefinite postponement of its business plans. The initial primary source of funding available to the Company consists of equity financing. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favourable to the Company.

Loss of Foreign Private Issuer Status

The Company may lose its foreign private issuer status in the future, which could result in significant additional costs and expenses. As a foreign private issuer, as defined in Rule 3b-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Company is currently exempt from certain of the provisions of the U.S. federal securities laws. For example, an issuer with total assets in excess of US$10 million and whose outstanding equity securities are held by 2,000 or more persons, or 500 or more persons who are not “accredited investors”, must register such securities as a class under the Exchange Act. However, as a foreign private issuer subject to Canadian continuous disclosure requirements, the Company may claim the exemption from registration under the Exchange Act provided by Rule 12g3-2(b) thereunder, even if these thresholds are exceeded. To be considered a foreign private issuer, the Company must satisfy a United States shareholder test (not more than 50% of the voting securities of a company must be held by residents of the United States) if any of the following disqualifying conditions apply: (i) the majority of the Company’s executive officers or directors are United States citizens or residents; (ii) more than 50 percent of the Company’s assets are located in the United States; or (iii) the Company’s business is administered principally in the United States. Based on information available as at March 31, 2019 (the last business day of the Company’s second fiscal quarter), the Company estimates that less than 10.0% of the Company’s outstanding voting securities are directly or indirectly held of record by residents of the United States. If the Company loses its status as a foreign private issuer, these regulations could apply and it could also be required to commence reporting on forms required of U.S. domestic companies, such as Forms 10-K, 10-Q and 8-K. It could also become subject to U.S. proxy rules, and certain holders of its equity securities could become subject to the insider reporting and “short swing” profit rules under Section 16 of the Exchange Act. In addition, any securities issued by the Company if it loses foreign private issuer status would become subject to certain rules and restrictions under the Securities Act of 1933, as amended, even if they are issued or resold outside the United States. Compliance with the additional disclosure, compliance and timing requirements under these securities laws would likely result in increased expenses and would require the Company’s management to devote substantial time and resources to comply with new regulatory requirements.

United States Operations and Exchange Rate Fluctuations

All of the Company’s revenue is generated from operations in the United States. The Company is subject to a number of risks associated with its operations that may increase liability and costs and require significant management attention. These risks include:

▪	compliance with laws of the United States that apply to the Company’s United States operations, including lawful access, privacy laws and anti-corruption laws;

▪	instability in economic or political conditions, including inflation, recession and political uncertainty;

▪	potential adverse tax consequences; and

▪	litigation in United States courts.

In addition, the Company is exposed to foreign exchange risk as a result of substantially all of its revenue generating operations taking place in the United States and thus, revenues and expenses being earned and paid in United States dollars while the Company reports its financial statements in Canadian dollars. If the Canadian dollar appreciates relative to the United States dollar, the Company’s Canadian dollar expenses and revenues will decrease when translated from United States dollars for financial reporting purposes. Conversely, if the Canadian dollar depreciates relative to the United States dollar, the Company’s Canadian dollar expenses and revenues will increase when translated from United States dollars for financial reporting purposes. In addition, exchange rate fluctuations may affect the costs that the Company incurs in its operations. The appreciation of non-United States dollar currencies against the United States dollar can increase the cost of operations in United States dollar terms. Foreign exchange rate fluctuations may materially affect the Company’s financial condition and results of operations in future periods.

The Company will continue to translate the assets and liabilities of its United States dollar functional currency subsidiaries into Canadian dollars using exchange rates in effect at the end of each period. Revenue and expenses for these subsidiaries are translated using average exchange rates that approximate those in effect during the period. The Company will continue to maintain cash balances in both United States and Canadian dollars, but management anticipates that it will not purchase any securities or financial instruments to speculate on or hedge against a rise or fall in the value of the United States dollar.

Global Economy

Recent market events and conditions, including disruptions in the international credit markets and other financial systems and the deterioration of global economic conditions, could impede the Company’s access to capital or increase the cost of capital. Notwithstanding various actions by the United States and foreign governments, concerns about the general condition of the capital markets, financial instruments, banks, investment banks, insurers and other financial institutions caused the broader credit markets to deteriorate and stock markets to fluctuate substantially.

These disruptions in the current credit and financial markets have had a significant material adverse impact on a number of financial institutions and have limited access to capital and credit for many companies. These disruptions could, among other things, make it more difficult for the Company to obtain, or increase its cost of obtaining, capital and financing for its operations. Access to additional capital may not be available to the Company on terms acceptable to it, or at all.

Cybersecurity

The Company relies on digital and internet technologies to conduct and expand its operations, including reliance on information technology to process, transmit and store sensitive and confidential data, including protected health information, personally identifiable information, and proprietary and confidential business performance data. As a result, the Company and/or its customers are exposed to risks related to cybersecurity. Such risks may include unauthorized access, use, or disclosure of sensitive information, corruption or destruction of data, or operational disruption resulting from system impairment (e.g., malware). The Company’s operations depend, in part, on how well it protects networks, equipment, information technology systems and software against damage from a number of threats, including, but not limited to damage to hardware, computer viruses, hacking and theft. The Company’s operations also depend on the timely maintenance, upgrade and replacement of networks, equipment, information technology systems and software, as well as pre-emptive expenses to mitigate the risks of failures. A compromise of the Company’s information technology or confidential information, or that of the Company’s patients and third parties with whom the Company interacts, may result in negative consequences, including the inability to process patient transactions, reputational harm affecting patient and/or investor confidence, potential liability under privacy, security, consumer protection or other applicable laws, regulatory penalties and additional regulatory scrutiny, any of which could have a material adverse effect on the Company’s business, financial position, results of operations or cash flows. As the Company has access to sensitive and confidential information, including personal information and personal health information, and since the Company may be vulnerable to material security breaches, theft, misplaced, lost or corrupted data, programming errors, employee errors and/or malfeasance (including misappropriation by departing employees), there is a risk that sensitive and confidential information, including personal information and personal health information, may be disclosed through improper use of Company systems, software solutions or networks or that there may be unauthorized access, use, disclosure, modification or destruction of such information. The Company’s ongoing risk and exposure to these matters is partially attributable to the evolving nature of these threats. As a result, cybersecurity and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, damage, malfunction, human error, technological error or unauthorized access is a priority. As cyber threats continue to evolve, the Company may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.

DIVIDENDS

As of the date of this AIF, the Company has not paid any dividends and has no current intention to declare dividends on the Common Shares in the foreseeable future. Any decision to pay dividends on the Common Shares in the future will be at the discretion of the Board and will depend on, among other things, the Company’s results of operations, contractual restrictions, capital requirements, business prospects and other factors that the Board may consider relevant.

CAPITAL STRUCTURE

The Company is authorized to issue an unlimited number of Common Shares, an unlimited number of first preferred shares (each, a “First Preferred Share”) without par value, and an unlimited number of second preferred shares (each, a “Second Preferred Share”) without par value.

Common Shares

As of September 30, 2019, and as of the date hereof, there were 83,589,029 Common Shares issued and outstanding as fully paid and non-assessable.

All of the Common Shares are of the same class and, once issued, rank equally as to dividends, voting powers and participation in assets and in all other respects, on liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, or any other distribution of the assets of the Company among its shareholders for the purpose of winding up its affairs after the Company has paid out its liabilities. The issued Common Shares are not subject to call or assessment by the Company nor are there any pre-emptive, conversion, exchange, redemption or retraction rights attaching to the Common Shares.

All registered holders of Common Shares are entitled to receive notice of any general or special meeting to be convened by the Company. At any general or special meeting, subject to the restrictions on joint registered owners of Common Shares, each holder of Common Shares is entitled to one vote per share of which it is the registered owner and may exercise such votes either in person or by proxy. Otherwise, on a show of hands every Shareholder who is present in person and entitled to vote will have one vote, and on a poll every Shareholder has one vote for each Common Share of which it is the registered owner. The Company’s articles provide that the rights and provisions attached to any class of shares, in which shares are issued, may not be modified, amended or varied unless consented to by special resolution passed by a majority of not less than two-thirds of the votes cast in person or by proxy by holders of shares of that class.

Preferred Shares

As of the date hereof, there were no First Preferred Shares or Second Preferred Shares issued and outstanding.

The First Preferred Shares of each series shall, with respect to the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of the Company or for the purpose of winding–up its affairs, rank on parity with the First Preferred Shares of every other series and be entitled to preference over the Second Preferred Shares of every other series and the Common Shares of the Company. The Second Preferred Shares of each series shall, with respect to the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of the Company or for the purpose of winding–up its affairs, rank on parity with the Second Preferred Shares of every other series and be entitled to preference over the Common Shares of the Company.

Options

The Company’s amended and restated stock option plan (the “Option Plan”) was approved at the annual and special meeting of the shareholders held on January 28, 2019. The purpose of the Option Plan is to provide incentive to employees, directors, officers, management companies, and consultants who provide services to the Company or any of its subsidiaries. Pursuant to the policies of the TSX-V, the Company is permitted to maintain a “fixed” stock option plan, whereby the maximum number of Company Shares to be delivered upon the exercise of all Options granted under the Option Plan, combined with any equity securities granted under all other compensation arrangements adopted by the Company, including the RSU/DSU Plan (as defined below), may not exceed 20% of the issued and outstanding share capital of the Company as of the date the Option Plan was approved, namely 16,705,940 Common Shares based on the Common Shares outstanding as of the date of such approval.

Pursuant to the Option Plan, the Board may from time to time, in its discretion and in accordance with the TSX-V requirements, grant to employees, directors, officers, management companies, and consultants who provide services to the Company or any of its subsidiaries, non-transferable Options to purchase Common Shares, exercisable for a period of up to ten years from the date of the grant, subject to the exception that expiry dates that fall within a blackout period will be extended by ten business days from the expiry of the blackout period, subject to certain conditions being met.

Subject to obtaining disinterested shareholder approval, the number of Common Shares reserved for issuance pursuant to grants of Options to any individual may not exceed 5% of the issued and outstanding Common Shares in any 12 months period (2% in the case of all Optionholders providing investor relations services to the Company and 2% in the case of all consultants of the Company in any 12 month period). The exercise price and vesting terms of any option granted pursuant to the Option Plan will be determined by the Board when granted, but shall not be less than the Market Price (as such term is defined by the TSX-V). Notwithstanding the foregoing, the vesting terms for options granted to Optionholders performing investor relations activities will vest not sooner than one-quarter on every three month interval from the date of grant. Options granted pursuant to the Option Plan will be non-transferable, except by means of a will or pursuant to the laws of descent and distribution.

As of September 30, 2019, there were 11,759,474 Options outstanding, which Options were granted under, and are governed by, the Option Plan.

The Options may be exercised no later than 30 days following the date the Optionholder ceases to be employed by or ceases to provide services to the Company or any of its subsidiaries, as applicable, subject to the Board’s discretion to extend such period up to one year following the date of termination; notwithstanding the foregoing, the Board may in its discretion determine that all of the Options held by an Optionholder on the date of termination which have not yet vested shall vest immediately on such date. However, if before the expiry of an Option, the tenure of a director or officer or the employment of an employee of the Company or any of its subsidiaries is terminated for cause or ceases as a result of resignation, no Option held by such Optionholder may be exercised following the date upon which such termination or resignation occurred, as applicable.

The summary above of the material terms of the Option Plan is qualified in its entirety by reference to the full text of the Option Plan, a copy of which is available under the Company’s profile on SEDAR at www.sedar.com.

Restricted Share Units/Deferred Share Units

A restricted share unit and deferred share unit plan of the Company (the “RSU/DSU Plan”) was approved at the special meeting of the shareholders and option holders of the Company held on December 15, 2017. The RSU/DSU Plan was established as a means by which the Company may grant awards of restricted share units (“RSUs”) and deferred share units (“DSUs”) as an alternative to stock options to provide incentive to officers, directors and employees who provide services to the Company or any of its subsidiaries.

Pursuant to the RSU/DSU Plan, the Board may from time to time, in its discretion, grant DSUs, or if permitted by the Board eligible participants may elect to receive their compensation in the form of DSUs, which will consist of non-transferable rights to receive, on a deferred payment basis, Common Shares or a cash payment equal to the fair market value of Common Shares, or a combination thereof. The number of DSUs to be credited to a person will be determined based on the amount of compensation to be paid in DSUs divided by the fair market value of the Common Shares as determined by the Board, on a one DSU per Common Share basis. DSUs will be redeemed by the Company upon the holder ceasing to be employed by or ceasing to provide services to the Company, as applicable, and will be settled pursuant to the terms and conditions of the RSU/DSU Plan.

The Board may also from time to time grant RSUs, which will represent non-transferable rights to receive, upon vesting of the RSUs, Common Shares or cash payments equal to the vesting date value of the Common Share. Except as otherwise provided in the RSU/DSU Plan, RSUs will vest on the later of (a) the trigger date, being a date set by the Board that is no later than December 1 of the third calendar year following the grant date, and (b) the date upon which all other applicable vesting conditions determined by the Board, including any performance based vesting conditions, have been met. Vesting may be accelerated in certain circumstances, including upon termination without cause in connection with a change of control of the Company or upon death or permanent disability of the holder. RSUs will be automatically deemed cancelled without compensation if they have not vested on or before the applicable expiry date, which will be December 31 of the third calendar year after the grant date or such earlier date as may be established by the Board. Subject to the discretion of the Board or as otherwise provided in the RSU/DSU Plan, RSUs will also be cancelled without compensation in the event that a holder eases to be engaged as a service provider of the Company.

The maximum number of Common Shares to be delivered upon the exercise of all RSUs and DSUs granted under the RSU/DSU Plan may not exceed 20% of the issued and outstanding share capital of the Company as of the effective date of the RSU/DSU Plan, namely 15,163,855 Common Shares based on the Common Shares outstanding as of the date of such approval, and, combined with any equity securities granted under all other compensation arrangements of the Company, including the Option Plan, may not exceed 16,705,940 Common Shares. In the event that any cash dividend or return of capital is declared and paid on the Common Shares, the bookkeeping accounts maintained by the Company in respect of any granted DSUs or RSUs will be credited with additional DSUs or RSUs, as applicable, in accordance with the terms and conditions of the RSU/DSU Plan.

As of the date hereof, there are no RSUs or DSUs outstanding.

The summary above of the material terms of the RSU/DSU Plan is qualified in its entirety by reference to the full text of the RSU/DSU Plan, a copy of which is available under the Company’s profile on SEDAR at www.sedar.com.

Debentures

As of the date hereof, the Company has $15,000,000 principal amount of 2019 Debentures outstanding. The 2019 Debentures were issued in connection with a private placement, the proceeds of which were used to redeem the 2014 Debentures (as defined above), for working capital and general corporate purposes. The 2019 Debentures are governed by the terms of a debenture indenture (the “Debenture Indenture”) dated August 7, 2019 between the Company and Computershare Trust Company of Canada. The principal amount of the 2019 Debentures are convertible into Common Shares at the option of the holder at any time prior to March 7, 2024 at a conversion price of $1.30 per Common Share (the “Conversion Price”). At any time after the date that is three years following the closing date, the Company may force the conversion of the principal amount of the 2019 Debentures at the Conversion Price on not less than 30 days’ notice if the daily volume weighted average trading price of the Common Shares is greater than $1.62 for any 20 consecutive trading days. Interest is calculated and paid semi-annually in arrears on the last business day of June and December in each year, computed on the basis of a 365/366-day year.

On April 30, 2019, the Company redeemed its 2014 Debentures. The 2014 Debentures were redeemed at a total redemption price of $1,040.00 plus accrued and unpaid interest of $24.79166667 up to but excluding the redemption date, both per $1,000 principal amount. As at the redemption date, the aggregate principal amount of the 2014 Debentures outstanding was $8,625,000.

The summary above of the material terms of the 2019 Debentures is qualified in its entirety by reference to the full text of the Debenture Indenture, a copy of which is available under the Company’s profile on SEDAR at www.sedar.com.

MARKET FOR SECURITIES

Trading Price and Volume

Common Shares

The Common Shares are listed and posted for trading on the TSX-V under the symbol “PTQ”. The following table sets out the monthly market price range and trading volume of the Common Shares on the TSX-V during the year ended September 30, 2019.

Month	High ($)	Low ($)	Total Volume
September 2019	0.90	0.70	2,329,659
August 2019	0.87	0.69	3,989,281
July 2019	0.82	0.73	1,854,224
June 2019	0.86	0.66	3,042,073
May 2019	1.01	0.71	6,338,593
April 2019	1.05	0.93	6,983,372
March 2019	1.00	0.88	3,471,246
February 2019	1.07	0.80	6,022,357
January 2019	1.06	0.55	8,226,593
December 2018	0.775	0.55	13,372,527
November 2018	0.80	0.525	15,676,304
October 2018	0.875	0.625	21,618,392

The price of the Common Shares as quoted by the TSX-V at the close of business on September 30, 2019, being the last trading day of the year ended September 30, 2019, was $0.85 and at the close of business on the date immediately preceding the date of this AIF was $0.90.

2014 Debentures

The 2014 Debentures were listed and posted for trading on the TSX-V under the symbol “PHM.DB”. The following table sets out the monthly market price range and trading volume of the 2014 Debentures on the TSX-V from October 2018 up to the date of de-listing.

Month	High ($)	Low ($)	Total Volume
April 2019	104.00	100.50	2,280
March 2019	103.25	98.25	2,720
February 2019	100.00	98.00	1,070
January 2019	98.10	96.50	80
December 2018	-	-	-
November 2018	90.00	90.00	230
October 2018	92.50	90.00	300

2019 Debentures

The 2019 Debentures were listed and posted for trading on the TSX-V under the symbol “PHM.DB.A”. The following table sets out the monthly market price range and trading volume of the 2019 Debentures on the TSX-V from July 2019 to September 2019.

Month	High ($)	Low ($)	Total Volume
July 2019	95.00	90.00	146,000
August 2019	105.00	90.60	181,000
September 2019	93.00	91.50	31,000

Prior Sales

The following table summarizes details of the following securities that are not listed or quoted on a marketplace issued by the Company during the fiscal year ended September 30, 2019:

Date	Type of Security Issued	Issuance/Exercise Price per Security	Issued
December 3, 2018	Compensation Options	$0.625	740,000
March 13, 2019	Compensation Options	$0.90	200,000
September 5, 2019	Compensation Options	$0.72	1,000,000
September 16, 2019	Compensation Options	$0.83	200,000

ESCROWED SECURITIES AND SECURITIES SUBJECT TO CONTRACTUAL RESTRICTION ON TRANSFER

The Company does not have securities that are held in escrow or that are subject to a contractual restriction on transfer.

DIRECTORS AND OFFICERS

Name, Occupation and Security Holding (as of the date hereof)

Name, Province or State and Country of Residence and Position(1)	Director or Officer Since(4)	Principal Occupations During Past Five Years(1)
Gregory Crawford(2)(3) Chief Executive Officer and Director Fort Thomas, Kentucky, USA	December 21, 2017	President, Chief Executive Officer of the Company since December 21, 2017. Chief Operating Officer of the Company from April 19, 2016 to December 21, 2017. President and Chief Executive Officer of Patient-Aids, Inc. from 2004 to October 2015, when Patient-Aids, Inc. was acquired by the Company.
Mark Greenberg(3) Director Cincinnati, Ohio, USA	December 21, 2017	Managing Partner of Silverstone Capital Advisors since March 2009. Managing Partner of Ludlow, Ward & Greenberg Capital Partners from 2005-2009.
Eugene Ewing(3) Director Fort Mitchell, Kentucky, USA	August 1, 2018	Managing Member, Deeper Water Consulting since May 2006. Independent Director – Various Corporations
Hardik Mehta Chief Financial Officer Cincinnati, Ohio, USA	February 15, 2018	Chief Financial Officer of the Company since February 2018. Prior to being appointed CFO, Mr. Mehta worked as a finance professional and an investment banker at investment banking and advisory firm, Silverstone Capital Advisors from 2009 to 2018.
Robbie Grossman Corporate Secretary Toronto, Ontario, Canada	January 30, 2012	Corporate finance, M&A and securities lawyer at DLA Piper (Canada) LLP since March 2018, at McMillan LLP from September 2013 to March 2018.

Notes:

(1)	The information as to place of residence and principal occupation has been confirmed by the respective directors and officers individually.

(2)	Mr. Crawford was appointed Chief Operating Officer of the Company on April 19, 2016 and subsequently appointed the Chief Executive Officer of the Company as of December 21, 2017.

(3)	Member of the Audit Committee.

(4)	Each director will hold office until his re-election or replacement at the next annual meeting of the shareholders unless he resigns his duties or his office becomes vacant following his death, dismissal or any other cause prior to such meeting. The term of office of the officers expires at the discretion of the Board.

As at the date hereof, the directors and executive officers of the Company, as a group, beneficially own, or control or direct, directly or indirectly, 3,945,792 Common Shares representing approximately 4.7% of the outstanding the Common Shares before giving effect to the exercise of the Options, RSUs and DSUs held by such directors and executive officers (10,488,792 Common Shares representing approximately 11.6% of the outstanding the Common Shares, on a partially diluted basis). The statement as to the number of the Common Shares beneficially owned, or over which a director or executive officer exercises control or direction, directly or indirectly, not being within the knowledge of the Company, has been furnished by the directors and executive officers.

Biographical Information

Gregory Crawford, Chief Executive Officer and Director

Mr. Crawford joined the Company through the Company's acquisition of Patient-Aids. in October of 2015. In April of 2016, Mr. Crawford became the Company’s Chief Operating Officer and a Director of the Company’s Board. Mr. Crawford began his career at Patient-Aids in 1994, becoming a partner 3-years later and Patient-Aids' sole owner by 2004. Under Crawford’s ownership, Patient-Aids grew at an annual rate of 25%, and from 2013 through 2015 more than doubled its revenue and quadrupled its earnings as it acquired and successfully integrated five home medical equipment businesses. Since 1982, Patient-Aids has been the dominant HME business in its region. Their product lines and services focus on treating patients with chronic respiratory conditions, mobility conditions, and patients requiring traditional durable medical home based equipment.

Mark Greenberg, Director

Mr. Greenberg is Managing Partner and Founder of Silverstone Capital Advisors and brings more than 30-years of senior executive operating and transaction expertise and experience. He has been a senior executive and operating president of units in Fortune 500 companies and a CEO and Chairman of middle market and high growth, venture capital-backed companies, as well as an investment banker and restructuring and financial advisor serving middle market and financial institution clients nationwide. As a principal investor, advisor, investment banker and transaction team member Mark has participated in more than 150 M&A and capital sourcing transactions. These have included transactions involving units of Fortune 1000 companies, middle market companies and high growth venture funded businesses.

Eugene Ewing, Director

Mr. D. Eugene Ewing has over 30 years of professional experience in a wide range of executive positions and brings a wealth of corporate knowledge across a variety of industry groups. He currently serves as an independent director of Darling Ingredients Inc., a New York Stock Exchange listed company focused on creating sustainable food, feed and fuel solutions from organic by-products. He also serves as an independent director of Compass Diversified Holdings, a New York Stock Exchange listed company that owns and manages controlling interests in a diverse family of established North American middle market businesses. In addition to his public company roles, Mr. Ewing has been the managing member of Deeper Water Consulting, a private wealth and business consulting company, since March of 2004. Previously, Mr. Ewing held senior positions at the Fifth Third Bank, ranked 17th in 2018 in total assets for U.S. banks, and was a tax partner at Arthur Andersen LLP for over 15 years, in Cincinnati, Ohio. Mr. Ewing is also on the Advisory Board for the Von Allmen School of Accountancy at the University of Kentucky and is also a director of a private trust company located in Wyoming and a private consulting company located in California.

Hardik Mehta, Chief Financial Officer

Mr. Mehta joined the Company as Chief Financial Officer in February 2018. Prior to becoming CFO, Mr. Mehta worked as a finance professional and an investment banker at investment banking and advisory firm, Silverstone Capital Advisors for nearly ten years. Mr. Mehta has significant acquisition, transaction finance, accounting and negotiating experience. Mr. Mehta has been an advisor on more than 30 M&A and funding transactions, including buy-side transactions, in which he oversaw quality of earnings analysis, due diligence and post-transaction integration planning. Additionally, Mr. Mehta has developed a deep understanding and has mastered both financial and operational aspects of the HME/DME industry. He has also worked on multiple M&A transactions in these industries. Mr. Mehta has extensive experience in capital markets and excels in financial planning and analysis. He holds an undergraduate degree in engineering and a MBA in finance from the Lindner Graduate School of Business at the University of Cincinnati.

Robbie Grossman, Corporate Secretary

Robbie Grossman holds a LL.B. from the University of Windsor and a B.A. (Political Science) from Concordia University, and he was called to the Ontario bar in 2002. Mr. Grossman has a cross border securities, M&A and corporate finance practice underscored by deep experience in acting for emerging issuers and public companies. Robbie acts for issuers and dealers on public offerings, private placements, exchange listings, reverse takeovers, mergers and acquisitions, restructurings and continuous disclosure obligations for public companies, across a wide variety of industries and business sectors, including healthcare, life sciences, fintech, cannabis, crypto/blockchain, resource, real estate and industrial. He has been with DLA Piper (Canada) LLP since March 2018, and previously was at McMillan LLP from September 2013 to March 2018 and at Garfinkle Biderman LLP from February 2004 to September 2013. Mr. Grossman has been, and currently is, an officer and director of several publicly traded companies.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To the best of the Company’s knowledge, no director or executive officer of the Company is, as at the date of this AIF, or was within 10 years before the date of this AIF, a director, chief executive officer or chief financial officer of any company that was: (i) subject to a cease trade order or similar order, or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or (ii) subject to such an order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

Except as noted below, to the best of the Company’s knowledge, no director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company: (i) is, as at the date of this AIF, or has been within the 10 years before the date of this AIF, a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or (ii) has, within the 10 years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

Robbie Grossman was the Assistant Secretary of RedWater Energy Corp. until May 2015 which was subject to (a) a cease trade order in May 2015 for failure to file annual audited financial statements, management's discussion and analysis, and certifications, for the year ended December 31, 2014, (b) a court ordered receiver in May 2015, and (c) a bankruptcy order October 28, 2015.

To the best of the Company’s knowledge, no director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, has been subject to: (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

To the best of the Company’s knowledge, and other than as disclosed herein, there are no known existing or potential conflicts of interest among the Company and any director or officer of the Company, except that certain of the directors, officers and other members of management serve as directors, officers, promoters and members of management of other public companies, and therefore it is possible that a conflict may arise between their duties to the Company and their duties as a director, officer, promoter or member of management of such other companies. Any decision made by any of such directors and officers involving the Company will be made in accordance with their duties and obligations to deal fairly and in good faith with a view to the best interests of the Company and its shareholders. In addition, each of the directors is required to declare and refrain from voting in any matter in which such directors may have a conflict of interest in accordance with the procedures set forth in the BCBCA or other applicable corporate legislation. See “Risk Factors - Conflicts of Interest”.

Advance Notice Provisions

The Company’s Articles provide for advance notice of nominations of directors of the Company which require that advance notice be provided to the Company in circumstances where nominations of persons for election to the board of directors are made by shareholders of the Corporation other than pursuant to: (i) a requisition of a meeting of shareholders made pursuant to the provisions of the BCBCA; or (ii) a shareholder proposal made pursuant to the provisions of the BCBCA. A copy of the Articles are available under the Company’s profile on SEDAR at www.sedar.com.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Legal Proceedings

Other than as described below, during the financial year ended September 30, 2019, the Company was not a party to any material legal proceedings and no such proceedings were known by the Company to be contemplated.

In March 2019, the Company experienced an unlawful and undiscovered intrusion into its email system, which resulted in fraudulent banking information being relayed regarding the transfer of funds on April 30, 2019 to satisfy the then outstanding 2014 Debentures. The intruder was able to mislead certain parties with inaccurate requests and instructions and in doing so caused the funds to be transferred into an account of a criminal third party outside North America. The fraud was uncovered on May 3, 2019 and the Company took immediate action to stop or undo the transfer and simultaneously started action to recover the amounts transferred. The Company successfully froze $8.6 million of the funds and successfully enforced a court order in Hong Kong to have the funds returned. On June 26, 2019, a Hong Kong court with jurisdiction over the funds entered a judgement in favor of the Company. On September 9, 2019, in accordance with the judgement, an amount of $8.6 million was returned to the Company. The Company has a cyber policy in tact that should allow it to recover most of the transactional costs made in relation to the incident.

The Company has been in litigation with Lightwater Long Short Fund for the years ended September 30, 2019 and 2018. The litigation is due to Lightwater claiming damages for matters related to subscription agreements in a prior private placement. Management believes that this lawsuit is without merit and is unpredictable. It is uncertain currently to determine the outcome of this lawsuit or potential liability, if any.

The Company is included, along with ten others, as defendants litigation in the State of California regarding a claim of a violation of the California Insurance Prevention Act. The complaint alleges that certain defendants, other than the Company, violated such Act by paying kickbacks in exchange for client referrals under the guise of so called bed vouchers or indigent scholarship costs, and by billing for addition recovery services that did not meet the minimum requirements put forth by the insurers as a precondition for reimbursement. The Company is contesting the allegations and it is too early in the litigation process to determine the outcome of this lawsuit or potential liability, if any.

The Company is in litigation with the State of New Jersey, as well as other states. The complaint alleges that the defendants reused blood testing meters, resulting in fraudulent claims to the U.S. government, and seeks damages for the unnecessary testing. The Company has denied the allegations of the complaint and is contesting the action. It is too early in the litigation process to determine the outcome of this lawsuit or potential liability, if any.

Regulatory Actions

During the financial year ended September 30, 2019, the Company was not subject to any penalties or sanctions imposed by a court or regulatory body and was not a party to any settlement agreement entered into before a court or regulatory body, relating to provincial or territorial securities legislation.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Except as otherwise disclosed herein, none of the directors or executive officers of the Company, any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to all the Common Shares, nor any associate or affiliate of the foregoing persons, has any material interest, direct or indirect, in any transaction of the Company or any of its subsidiaries within the three most recently completed financial years or during the current financial year which has or is reasonably expected to materially affect the Company.

On October 1, 2015, the Company entered into a seven-year triple net lease agreement for office space with a rental company that is affiliated with Gregory Crawford, the President and Chief Executive Officer of the Company. Rental payments under this lease agreement are US$43,000 per month, plus taxes, utilities and maintenance.

Robbie Grossman, the Corporate Secretary of the Company, is a partner at DLA Piper (Canada) LLP, which law firm provides legal services to the Company. The Company and its subsidiaries incurred fees of approximately US$245,000 during the financial year ended September 30, 2019.

TRANSFER AGENT AND REGISTRAR

The Company’s registrar and transfer agent is Computershare Investor Services Inc., located at 2nd Floor, 510 Burrard Street, Vancouver, British Columbia V6C 3A8.

MATERIAL CONTRACTS

The following are the material contracts of the Company entered into within the most recently completed financial year, or before the most recently completed financial year that are still in effect that are required to be filed by the Company:

1.	the Option Plan, as described under “Capital Structure - Options”;

2.	the RSU/DSU Plan, as described under “Capital Structure - Restricted Share Units/Deferred Share Units”; and

3.	the Debenture Indenture, as described hereunder under “Capital Structure - Debentures”;

4.	a purchase agreement dated October 15, 2019 between PHM Logistics, CME and the sole shareholder of CME, pursuant to which PHM Logistics acquired all of the outstanding shares of CME in consideration for US$2,514,000, as described under “General Development of the Business - Developments Subsequent to the financial year ended September 30, 2019”;

5.	a purchase agreement dated December 1, 2019 between PHM Logistics, AMI and the shareholders of AMI, pursuant to which PHM Logistics acquired all of the outstanding shares of AMI in consideration for US$1,750,000, as described under “General Development of the Business - Developments Subsequent to the financial year ended September 30, 2019”; and

6.	an asset purchase agreement dated July 29, 2019 between mdINR LLC, a Delaware limited liability company, PHM Inc., and the Company, wherein mdINR LLC purchased substantially all of the assets of PHM Inc. in consideration for up US$4,250,000 with a minimum of US$3,400,000 which was paid in cash on closing, as described under “General Development of the Business - Fiscal Year Ended September 30, 2019”.

INTERESTS OF EXPERTS

The Company’s auditors, MNP LLP, Chartered Accountants, are independent within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations.

AUDIT COMMITTEE INFORMATION

Audit Committee Mandate

The full text of the Company’s audit committee charter (the “Charter”) is included as Schedule “A” to this AIF.

Composition of the Audit Committee

The members of the audit committee (the “Audit Committee”), as outlined under “Directors and Officers - Name, Occupation and Security Holding”, are: Eugene Ewing (Chair), Mark Greenberg, and Gregory Crawford. The members of the Audit Committee are financially literate (as such term is defined in National Instrument 52-110 – Audit Committees (“NI 52-110”). Mr. Ewing and Mark Greenberg are independent (as such term is defined in NI 52-110 and in the BCBCA). Mr. Crawford (President and Chief Executive Officer) is not independent as he is an executive officer (as such term is defined in NI 51-102.

Relevant Education and Experience

NI 52-110 provides that an individual is “financially literate” if he has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by a company’s financial statements.

In addition to each member’s general business experience, the education and experience of each audit committee member relevant to the performance of his responsibilities as an audit committee member is as follows:

Eugene Ewing, Chair

Mr. Ewing has over 30 years of professional experience in a wide range of executive positions and brings a wealth of corporate knowledge across a variety of industry groups. He currently serves as an independent director of Darling Ingredients Inc., a New York Stock Exchange listed company, where he serves as Chairman of the Audit Committee and as a member of the Nominating and Governance Committee. He also serves as an independent director of Compass Diversified Holdings, a New York Stock Exchange listed company, where he also serves as Chairman of the Audit Committee and as a member of the Compensation and Nominating/Corporate Governance Committees. In addition to his public company roles, Mr. Ewing has been the managing member of Deeper Water Consulting, a private wealth and business consulting company, since March of 2004. Previously, Mr. Ewing held senior positions at the Fifth Third Bank, ranked 17th in 2018 in total assets for U.S. banks, and was a tax partner at Arthur Andersen LLP for over 15 years. Mr. Ewing is also on the Advisory Board for the Von Allmen School of Accountancy at the University of Kentucky and is also a director of a private trust company located in Wyoming and a private consulting company located in California. As a former partner with what was once one of the U.S.’s largest certified public accounting firms, and with more than 30 years of business planning and transaction experience in a wide variety of industries and circumstances, Mr. Ewing brings to the Company’s Audit Committee significant experience in complex accounting, reporting and taxation matters and corporate merger and acquisition transactions. Mr. Ewing’s financial certifications and education, along with his current and past experiences, makes him uniquely qualified to Chair the Audit Committee the Company.

Mark Greenberg

Mr. Greenberg is Managing Partner and Founder of Silverstone Capital Advisors and brings more than thirty years of senior executive operating and transaction expertise and experience. He has been a senior executive and operating president of units in Fortune 500 companies and a CEO and Chairman of middle market and high growth, venture capital-backed companies, as well as an investment banker and restructuring and financial advisor serving middle market and financial institution clients nationwide. As a principal investor, advisor, investment banker and transaction team member. Mr. Greenberg has participated in more than 150 M&A and capital sourcing transactions. These have included transactions involving units of Fortune 1000 companies, middle market companies and high growth venture funded businesses.

Gregory Crawford

Mr. Crawford joined the Company through the Company’s acquisition of Patient-Aids, Inc. in October of 2015. Mr. Crawford began his career at Patient-Aids in 1994, becoming a partner three years later and Patient-Aids' sole owner by 2004. Under Mr. Crawford’s ownership, Patient-Aids grew at an annual rate of 25%, and from 2013 through 2015 more than doubled its revenue and quadrupled its earnings as it acquired and successfully integrated five home medical equipment businesses. Since 1982, Patient-Aids has been the dominant HME business in its region. Their product lines and services focus on treating patients with chronic respiratory conditions, mobility conditions, and patients requiring traditional durable medical home-based equipment.

External Auditor Matters

Since the commencement of the Company’s most recently completed financial year, the Company’s directors have not failed to adopt a recommendation of the Audit Committee to nominate or compensate an external auditor and the Corporation has not relied on the exemptions contained in sections 2.4 or 8 of NI 52-110. Section 2.4 provides an exemption from the requirement that the Audit Committee must pre-approve all non-audit services to be provided by the auditor, where the total amount of fees related to the non-audit services are not expected to exceed 5% of the total fees payable to the auditor in the financial year in which the non-audit services were provided. Part 8 permits a company to apply to a securities regulatory authority for an exemption from the requirements of NI 52-110, in whole or in part. The Audit Committee has not adopted specific policies and procedures for the engagement of non-audit services. Subject to the requirements of NI 52-110, the engagement of non-audit services is considered by the Corporation's directors and, where applicable, the Audit Committee, on a case-by-case basis.

The following table sets forth, by category, the fees for all services rendered by the Company’s current external auditor, MNP LLP, for the financial years ended September 30, 2019 and September 30, 2018 (including estimates expressed in Canadian dollars).

Fees	Financial Year Ending September 30, 2019	Financial Year Ending September 30, 2018
Audit Fees	$342,800	$313,000
Audit Related Fees	$21,000	$21,800
Tax Fees	Nil	Nil
All Other Fees	Nil	$81,500

In the above table, “Audit fees” are fees billed by the Company’s external auditor for services provided in auditing the Company’s annual financial statements for the subject year. “Audit-related fees” are fees not included in audit fees that are billed by the auditor for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements. “Tax fees” are fees billed by the auditor for professional services rendered for tax compliance, tax advice and tax planning. “All other fees” are fees billed by the auditor for products and services not included in the foregoing categories.

Exemptions

The Company is a “venture issuer” as defined in NI 52-110 and is relying on the exemption contained in Section 6.1 of NI 52-110, which exempts the Company from the requirements of Part 3 (Composition of the Audit Committee) and Part 5 (Reporting Obligations) of NI 52-110.

ADDITIONAL INFORMATION

Additional information about the Company may be found on SEDAR at www.sedar.com. Additional financial information is provided in the Company’s audited financial statements for the period ended September 30, 2019 and the accompanying MD&A. Information about remuneration and indebtedness of directors and officers of the Company, principal holders of the Common Shares and securities authorized for issuance under securitybased compensation of the Company, will be contained in the Company’s information circular for its upcoming annual meeting of security holders that will involve the election of directors.

For copies of the financial statements of the Company and accompanying MD&A and the information circular and proxy statement and additional copies of the AIF (in certain circumstances reasonable fees may apply), please contact: Chief Financial Officer, Protech Home Medical Corp.; Telephone: (859) 878-2220; Email: investorinfo@myphm.com. Additional information relating to the Company may be found on SEDAR at www.sedar.com.

Schedule “A”
Audit Committee Charter

PROTECH HOME MEDICAL CORP.
(THE “COMPANY”)
CHARTER OF THE AUDIT COMMITTEe

1.	PURPOSE AND PRIMARY RESPONSIBILITY

1.1.	This charter sets out the Audit Committee’s purpose, composition, member qualification, member appointment and removal, responsibilities, operations, manner of reporting to the Board of Directors (the “Board”) of the Company, annual evaluation and compliance with this charter.

1.2.	The primary responsibility of the Audit Committee is that of oversight of the financial reporting process on behalf of the Board. This includes oversight responsibility for financial reporting and continuous disclosure, oversight of external audit activities, oversight of financial risk and financial management control, and oversight responsibility for compliance with tax and securities laws and regulations as well as whistle blowing procedures. The Audit Committee is also responsible for the other matters as set out in this charter and/or such other matters as may be directed by the Board from time to time. The Audit Committee should exercise continuous oversight of developments in these areas.

2.	MEMBERSHIP

2.1.	A majority of the members of the Audit Committee must not be executive officers, employees or control persons of the Company or of an affiliate of the Company, as defined in National Instrument 52-110 – Audit Committees (“NI 52-110”), provided that should the Company become listed on a more senior exchange, each member of the Audit Committee will also satisfy the independence requirements of such exchange and of NI 52-110.

2.2.	The Audit Committee will consist of at least three members, all of whom must be directors of the Company. Upon graduating to a more senior stock exchange, if required under the rules or policies of such exchange, each member of the Audit Committee will also satisfy the financial literacy requirements of such exchange and of NI 52-110.

2.3.	The members of the Audit Committee will be appointed annually (and from time to time thereafter to fill vacancies on the Audit Committee) by the Board. An Audit Committee member may be removed or replaced at any time at the discretion of the Board and will cease to be a member of the Audit Committee on ceasing to be an independent director.

2.4.	The Chair of the Audit Committee will be appointed by the Board.

3.	AUTHORITY

3.1.	In addition to all authority required to carry out the duties and responsibilities included in this charter, the Audit Committee has specific authority to:

(a)	engage, set and pay the compensation for independent counsel and other advisors as it determines necessary to carry out its duties and responsibilities, and any such consultants or professional advisors so retained by the Audit Committee will report directly to the Audit Committee;

(b)	communicate directly with management and any internal auditor, and with the external auditor without management involvement; and

(c)	incur ordinary administrative expenses that are necessary or appropriate in carrying out its duties, which expenses will be paid for by the Company.

4.	DUTIES AND RESPONSIBILITIES

4.1.	The duties and responsibilities of the Audit Committee include:

(a)	recommending to the Board the external auditor to be nominated by the Board;

(b)	recommending to the Board the compensation of the external auditor to be paid by the Company in connection with (i) preparing and issuing the audit report on the Company’s financial statements, and (ii) performing other audit, review or attestation services;

(c)	reviewing the external auditor’s annual audit plan, fee schedule and any related services proposals (including meeting with the external auditor to discuss any deviations from or changes to the original audit plan, as well as to ensure that no management restrictions have been placed on the scope and extent of the audit examinations by the external auditor or the reporting of their findings to the Audit Committee);

(d)	overseeing the work of the external auditor;

(e)	ensuring that the external auditor is independent by receiving a report annually from the external auditors with respect to their independence, such report to include disclosure of all engagements (and fees related thereto) for non-audit services provided to Company;

(f)	ensuring that the external auditor is in good standing with the Canadian Public Accountability Board by receiving, at least annually, a report by the external auditor on the audit firm’s internal quality control processes and procedures, such report to include any material issues raised by the most recent internal quality control review, or peer review, of the firm, or any governmental or professional authorities of the firm within the preceding five years, and any steps taken to deal with such issues;

(g)	ensuring that the external auditor meets the rotation requirements for partners and staff assigned to the Company’s annual audit by receiving a report annually from the external auditors setting out the status of each professional with respect to the appropriate regulatory rotation requirements and plans to transition new partners and staff onto the audit engagement as various audit team members’ rotation periods expire;

(h)	reviewing and discussing with management and the external auditor the annual audited and quarterly unaudited financial statements and related Management Discussion and Analysis (“MD&A”), including the appropriateness of the Company’s accounting policies, disclosures (including material transactions with related parties), reserves, key estimates and judgements (including changes or variations thereto) and obtaining reasonable assurance that the financial statements are presented fairly in accordance with IFRS and the MD&A is in compliance with appropriate regulatory requirements;

(i)	reviewing and discussing with management and the external auditor major issues regarding accounting principles and financial statement presentation including any significant changes in the selection or application of accounting principles to be observed in the preparation of the financial statements of the Company and its subsidiaries;

(j)	reviewing and discussing with management and the external auditor the external auditor’s written communications to the Audit Committee in accordance with generally accepted auditing standards and other applicable regulatory requirements arising from the annual audit and quarterly review engagements;

(k)	reviewing and discussing with management and the external auditor all earnings press releases, as well as financial information and earnings guidance provided to analysts and rating agencies prior to such information being disclosed;

(l)	reviewing the external auditor’s report to the shareholders on the Company’s annual financial statements;

(m)	reporting on and recommending to the Board the approval of the annual financial statements and the external auditor’s report on those financial statements, the quarterly unaudited financial statements, and the related MD&A and press releases for such financial statements, prior to the dissemination of these documents to shareholders, regulators, analysts and the public;

(n)	satisfying itself on a regular basis through reports from management and related reports, if any, from the external auditors, that adequate procedures are in place for the review of the Company’s disclosure of financial information extracted or derived from the Company’s financial statements that such information is fairly presented;

(o)	overseeing the adequacy of the Company’s system of internal accounting controls and obtaining from management and the external auditor summaries and recommendations for improvement of such internal controls and processes, together with reviewing management’s remediation of identified weaknesses;

(p)	reviewing with management and the external auditors the integrity of disclosure controls and internal controls over financial reporting;

(q)	reviewing and monitoring the processes in place to identify and manage the principal risks that could impact the financial reporting of the Company and assessing, as part of its internal controls responsibility, the effectiveness of the over-all process for identifying principal business risks and report thereon to the Board;

(r)	satisfying itself that management has developed and implemented a system to ensure that the Company meets its continuous disclosure obligations through the receipt of regular reports from management and the Company’s legal advisors on the functioning of the disclosure compliance system, (including any significant instances of non- compliance with such system) in order to satisfy itself that such system may be reasonably relied upon;

(s)	resolving disputes between management and the external auditor regarding financial reporting;

(t)	establishing procedures for:

(u)	the receipt, retention and treatment of complaints received by the Company from employees and others regarding accounting, internal accounting controls or auditing matters and questionable practises relating thereto, and

(v)	the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters;

(w)	reviewing and approving the Company’s hiring policies with respect to partners or employees (or former partners or employees) of either a former or the present external auditor;

(x)	pre-approving all non-audit services to be provided to the Company or any subsidiaries by the Company’s external auditor;

(y)	overseeing compliance with regulatory authority requirements for disclosure of external auditor services and Audit Committee activities;

(z)	establishing procedures for:

(i)	reviewing the adequacy of the Company’s insurance coverage, including the Directors’ and Officers’ insurance coverage;

(ii)	reviewing activities, organizational structure, and qualifications of the Chief Financial Officer (“CFO”) and the staff in the financial reporting area and ensuring that matters related to succession planning within the Company are raised for consideration at the Board;

(iii)	obtaining reasonable assurance as to the integrity of the Chief Executive Officer (“CEO”) and other senior management and that the CEO and other senior management strive to create a culture of integrity throughout the Company;

(iv)	reviewing fraud prevention policies and programs, and monitoring their implementation;

(v)	reviewing regular reports from management and others (e.g., external auditors, legal counsel) with respect to the Company’s compliance with laws and regulations having a material impact on the financial statements including:

A)	tax and financial reporting laws and regulations;

B)	legal withholding requirements;

C)	environmental protection laws and regulations;

D)	other laws and regulations which expose directors to liability; and

4.2.	A regular part of Audit Committee meetings involves the appropriate orientation of new members as well as the continuous education of all members. Items to be discussed include specific business issues as well as new accounting and securities legislation that may impact the organization. The Chair of the Audit Committee will regularly canvass the Audit Committee members for continuous education needs and in conjunction with the Board education program, arrange for such education to be provided to the Audit Committee on a timely basis.

4.3.	On an annual basis the Audit Committee shall review and assess the adequacy of this charter taking into account all applicable legislative and regulatory requirements as well as any best practice guidelines recommended by regulators or stock exchanges with whom the Company has a reporting relationship and, if appropriate, recommend changes to the Audit Committee charter to the Board for its approval.

5.	MEETINGS

5.1.	The quorum for a meeting of the Audit Committee is a majority of the members of the Audit Committee.

5.2.	The Chair of the Audit Committee shall be responsible for leadership of the Audit Committee, including scheduling and presiding over meetings, preparing agendas, overseeing the preparation of briefing documents to circulate during the meetings as well as pre-meeting materials, and making regular reports to the Board. The Chair of the Audit Committee will also maintain regular liaison with the CEO, CFO, and the lead external audit partner.

5.3.	The Audit Committee will meet in camera separately with each of the CEO and the CFO of the Company at least annually to review the financial affairs of the Company.

5.4.	The Audit Committee will meet with the external auditor of the Company in camera at least once each year, at such time(s) as it deems appropriate, to review the external auditor’s examination and report.

5.5.	The external auditor must be given reasonable notice of, and has the right to appear before and to be heard at, each meeting of the Audit Committee.

5.6.	Each of the Chair of the Audit Committee, members of the Audit Committee, Chair of the Board, external auditor, CEO, CFO or secretary shall be entitled to request that the Chair of the Audit Committee call a meeting which shall be held within 48 hours of receipt of such request to consider any matter that such individual believes should be brought to the attention of the Board or the shareholders.

6.	REPORTS

6.1.	The Audit Committee will report, at least annually, to the Board regarding the Audit Committee’s examinations and recommendations.

6.2.	The Audit Committee will report its activities to the Board to be incorporated as a part of the minutes of the Board meeting at which those activities are reported.

7.	MINUTES

7.1.	The Audit Committee will maintain written minutes of its meetings, which minutes will be filed with the minutes of the meetings of the Board.

8.	ANNUAL PERFORMANCE EVALUATION

8.1.	The Board will conduct an annual performance evaluation of the Audit Committee, taking into account the charter, to determine the effectiveness of the Committee.